

March 29, 2016

Eric J. Gervais, Esq.
Husch Blackwell LLP
4801 Main Street, Suite 1000
Kansas City, MO 64112

Re: Tortoise Energy Infrastructure Corporation; File Nos. 333-209946 and 811-21462
        Tortoise MLP Fund, Inc.; File Nos. 333-209943 and 811-22409

Dear Mr. Gervais:

On March 4, 2016, you filed registration statements on Form N-2 on behalf of Tortoise Energy Infrastructure Corporation and Tortoise MLP Fund, Inc. (each a "Company," and collectively, the "Companies"), in connection with the shelf registration of each Company's common stock, preferred stock, and debt securities. Pursuant to Securities Act Release No. 6510, and in reliance on the representations contained in your correspondence filed concurrently with the registration statements, we performed a limited review of the registration statements, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statements. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statements.

TORTOISE ENERGY INFRASTRUCTURE CORPORATION

Prospectus

Cover Page

1.   The heading of the cover page indicates that the Company may offer debt securities. Please provide us with a representation that the Company will not use the term "senior" with respect to future offerings of its debt securities unless the debt will rank senior in priority to other outstanding debt of the Company.

2.   The second paragraph of the cover page states that the Company may offer its securities at prices and on terms set forth in a prospectus supplement to this prospectus. Please confirm to us that, concurrent with the filing of each prospectus supplement, a legality opinion and related consent of counsel will be filed with a post-effective amendment regarding each such future offering of the Company's securities.

Prospectus Summary — Principal Investment Policies (Page 3)

3.   The first paragraph of this section states that the Company invests "***primarily*** in energy infrastructure companies organized in the United States." (Emphasis added.) Please explain to us whether investing in foreign companies, including emerging market companies, is also a principal investment strategy of the Company and, if so, provide appropriate disclosures in the discussions of the Company's principal investment strategies and principal risks.

Prospectus Summary — Company Risks — *Equity Securities Risk* (Page 5)

4.   The second paragraph of this section describes the risks of investing in "smaller companies." Please provide a separate risk in this section, and in the Company Risks section on page 40 of the prospectus, regarding the Company's investments in small capitalization companies.

Prospectus Summary — Company Risks — *Hedging Strategy Risk* (page 6)

5.   This section describes the Company's hedging strategy, which may include the use of derivative investments such as swaps, caps, and floors. Please explain to us how the Company's derivative investments are valued for purposes of the Company's policy of investing at least 90% of its total assets in the securities of energy infrastructure companies, and confirm to us that the notional value of the Company's derivative investments is not used for purposes of calculating compliance with this 90% policy.

In addition, please explain to us how the Company's derivatives are valued for purposes of calculating Managed Assets, which are used to calculate the Management Fee as disclosed in the fee table, and confirm to us that the notional value of the Company's derivatives is not used for purposes of calculating Managed Assets.

Investment Objective and Principal Investment Strategies — Investment Policies (Page 26)

6.   The third and fourth bullet points in the fourth paragraph of this section are identical. Please delete one of this bullet points.

TORTOISE MLP FUND, INC.

<u>Prospectus</u>

Cover page

7.   Please see Comment 1 above.

8.   Please see Comment 2 above.

Prospectus Summary — Risks — *Equity Securities Risk* **(Page 6)**

9.   Please see Comment 4 above.

Prospectus Summary — Risks — *Hedging Strategy Risk* **(Page 7)**

10.   Please See Comment 5 above.

Summary of Company Expenses (Page 9)

11.   Footnote (9) to the fee table references footnote (5). However, it appears that Footnote (9) should reference footnote (7). Please review these footnotes, and revise as appropriate.

GENERAL COMMENTS

12.   We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

13.   If you intend to omit certain information from the forms of prospectus included with the registration statements that are declared effective in reliance on Rule 430A under the Securities Act of 1933 (the "Securities Act"), please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendments.

14.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statements.

15.   Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transactions involved in the registration statements.

16.   Response to this letter should be in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filings in response to

a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

17.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Companies and their managements are in possession of all facts relating to the Companies' disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Companies request acceleration of the effective date of the pending registration statements, they should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Companies from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the Companies may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions prior to filing amendments, please feel free to contact me at 202-551-6959.

Sincerely,

/s/ Edward P. Bartz

Edward P. Bartz
Senior Counsel